ENVOY COMMUNICATIONS GROUP INC. ANNOUNCES FISCAL 2005
RESULTS
Envoy earns $.27 per share
TORONTO, ON — UNDER EMBARGO UNTIL DECEMBER 20th, 2005 AT 8:30 A.M. —
Fiscal 2005 has been another successful year for Envoy Communications Group Inc.
Envoy recorded net revenue of $43.2 million for its fiscal year ended September 30, 2005, an increase of 16.8% from fiscal 2004. Net earnings were $5.9 million, or $0.27 per share, compared with a net loss of $3.1 million, or $0.18 per share, in fiscal 2004.
“With strong earnings in our North American business, complementing the contribution from the inclusion of our Parker Williams acquisition, this has been a very good year,” declared Geoffrey Genovese, Chairman of the Board and Chief Executive Officer.
For the year, earnings from continuing operations were $4.1 million, compared with a loss of $2.7 million in 2004.
For the fourth quarter ended September 30, 2005, net revenue was $11.9 million, an increase of 31.1% from $9.1 million for the corresponding quarter of 2004. Net earnings were $0.9 million, or $0.04 per share, in fiscal 2005, compared to a loss of $0.3 million, or $0.01 per share in 2004.
Recent developments and highlights of 2005
•	Effective February 28, 2005, through its UK subsidiary, Envoy acquired 65% of Parker Williams Design Group. PW clients include Norden Coop, Sainsbury’s and others.

•	On June 30, 2005, Envoy sold its investment in John Street Inc. subsidiary to the management of the company and, as a result, showed a gain from discontinued operations of $1.8 million in fiscal 2005.

•	To ensure compliance with its NASDAQ listing requirements, Envoy affected a 5 for 1 share consolidation in February 2005.

•	Envoy purchased and cancelled 2,447,417 of its common shares during fiscal 2005, under the terms of a normal course issuer bid.

•	For fiscal 2005, the Company will be considered to be a “Passive Foreign Investment Company” (PFIC) under the U.S. Internal Revenue Code.
Going forward, Envoy believes that there are a number of economic uncertainties, competitive challenges and business risks that will impact the client spending commitments of its operating companies in the 2006 fiscal year. Consequently, Envoy has recently implemented a restructuring plan that will result in annual savings in salaries, benefits and other expenses of approximately $3.7 million in fiscal 2006.

Management’s discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).
About Envoy
Envoy Communications Group (NASDAQ: ECGI / TSX:ECG) is an international consumer and retail branding company with offices throughout North America and Europe. For more information on Envoy visit www.envoy.to.
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Financial Highlights
Envoy Communications Group Inc.
Consolidated Statements of Operations
(Expressed In Canadian dollars)
(Unaudited — Prepared by Management)

For the twelve months ended:	September 30	September 30	September 30
	2005	2004	2003

Net revenue	$43,157,023	$36,963,957	$37,742,288

Operating expenses:
Salaries and benefits	28,698,495	24,834,577	24,454,254
General and administrative	7,178,328	6,390,939	5,406,388
Occupancy costs	3,009,008	2,743,120	2,939,418

	38,885,831	33,968,636	32,800,060
Depreciation	2,641,875	2,383,340	2,280,644
Amortization of intangible assets	45,327	—	—
Investment Earnings	(2,830,676)	(406,683)	—
Accreted interest imputed on warrants and debentures	—	2,552,991	718,321
Interest expense and financing costs	(81,479)	995,601	1,989,366

	38,660,878	39,493,885	37,788,391

Earnings (loss) before restructuring costs recovery, gain on disposal of subsidiary, income taxes and discontinued operations	4,496,145	(2,529,928)	(46,103)
Restructuring costs recovery (expense)	—	—	267,212
Gain on disposal of subsidiary	—	—	2,499,604

(Loss) earnings before income taxes and discontinued operations	4,496,145	(2,529,928)	2,720,713
Income tax expense (recovery)	206,154	150,424	237,264

(Loss) earnings before discontinued operations and minority interest	4,289,991	(2,680,352)	2,483,449
Minority interest	149,808	—	—

(Loss) earnings from continuing operations	4,140,183	(2,680,352)	2,483,449
(Loss) earnings from discontinued operations, net of income taxes	1,801,507	(426,452)	55,313

Net (loss) earnings	5,941,690	(3,106,804)	2,538,762

Earnings (loss) per share
Basic	$0.27	$(0.18)	$0.59
Diluted	0.27	(0.18)	0.43
Weighted average number of common shares outstanding	22,137,757	17,062,152	4,334,813
See accompanying notes to consolidated financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Deficit, beginning of year	(48,344,277)	(45,237,473)	(47,776,235)
Net earnings (loss)	$5,941,690	(3,106,804)	2,538,762

Deficit, end of year	$(42,402,587)	(48,344,277)	$(45,237,473)

Envoy Communications Group Inc.
Consolidated Balance Sheet highlights
Unaudited — Prepared by Management
(Expressed In Canadian dollars)
(Unaudited — Prepared by Management)

As at:	September 30	September 30
	2005	2004

Current assets	$44,759,297	$59,432,456
Long-term assets	38,192,230	29,447,071

	82,951,527	88,879,527

Current liabilities	8,843,093	11,626,798
Long-term liabilities	252,093	361,230

	9,095,186	11,988,028
Minority interest	300,858	—
Shareholders’ equity	73,555,483	76,891,499

	$82,951,527	$88,879,527

Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212
Or contact our investor relations department at: info@envoy.to